UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

EyeGate Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

30233M503
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 30233M503

1.	NAME OF REPORTING PERSONS

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,916,101

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,916,101

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,916,101

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No. 30233M503
1.	NAME OF REPORTING PERSONS
Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,916,101

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,916,101

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,916,101

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9%

14.	TYPE OF REPORTING PERSON

IN, HC

Amendment No. 9 to Schedule 13D

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 5(c) is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On August 3, 2021, Steven Boyd and Keith Maher resigned from the Board effective immediately.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The Shares reported to be beneficially owned by the Reporting Persons are based on 7,097,912 Shares outstanding as of May 10, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 12, 2021, plus the 852,500 Shares issued pursuant to the conversion of the Series C Convertible Preferred Stock as disclosed in Item 5(c) below.  Of the 2,916,101 Shares beneficially owned by the Reporting Persons, 2,131,101 of such Shares are issuable upon exercise of warrants beneficially owned by the Reporting Persons.  The amount of Shares issuable upon exercise of warrants beneficially owned by the Reporting Persons are limited due to the beneficial ownership limitations applicable to certain of the warrants as disclosed in this Schedule 13D, as amended.

Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(c) On July 27, 2021, the Reporting Persons on behalf of the Master Fund converted 4,092 shares of the Issuer’s Series C Convertible Preferred Stock and received 852,500 Shares at the applicable $4.80 conversion price.  In addition, all other transactions by the Reporting Persons (on behalf of the Master Fund) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The disclosure in Item 2 is incorporated herein by reference.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 5(c) regarding the conversion of Series C Preferred Stock is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

SCHEDULE A
TRANSACTIONS
Except as otherwise disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons (on behalf of the Master Fund) with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 3, 2021. Except as otherwise noted, all such transactions were purchases or sales of Shares effected in the open market, and the table excludes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION ($)
Sale of Common Stock	07/27/2021	73,101	7.0602	(1)
Sale of Common Stock	07/27/2021	461,797	6.4549	(2)
Sale of Common Stock	07/27/2021	729,114	5.4397	(3)
Sale of Common Stock	07/27/2021	532,069	4.5877	(4)
Sale of Common Stock	07/27/2021	581,614	3.7990	(5)
Sale of Common Stock	07/28/2021	375,443	3.2831	(6)
Sale of Common Stock	07/29/2021	400,000	3.00	(7)
Sale of Common Stock	07/30/2021	68,188	2.6920	(8)
Sale of Common Stock	08/02/2021	192,775	2.4020	(9)

(1) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $7.002 to $7.1559. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.

(2) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $6.0052 to $6.9970. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.

(3) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $5.1066 to $5.9464. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.

(4) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $4.0011 to $4.9908. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.

(5) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $3.5852 to $3.9402. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.

(6) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $3.1713 to $3.4093. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.

(7) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $2.85 to $3.24. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.

(8) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $2.6145 to $2.7604. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.

(9) The reported price is a weighted average price. These Shares were traded in multiple transactions at prices ranging from $2.3595 to $2.5144. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of Shares traded at each separate price within the range set forth in this footnote.